FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Denison Mines Corp. (“Denison”) 1100 – 40 University Avenue Toronto, Ontario M5J 1T1
Item 2	Date of Material Change August 9, 2018
Item 3	News Release News release dated August 9, 2018, disseminated through the facilities of CNW Group Ltd. (Cision) and filed on SEDAR.
Item 4
Summary of Material Change

On August 9, 2018 Denison announced that David Cates, Jack Lundin, Moo Hwan Seo, and Patricia Volker have been appointed to the Board of Directors of the Company. In connection with, and in order to facilitate, the appointment of the new Directors, the Company has accepted the resignation of Kwang-Hee Jeong and Lukas Lundin. .

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

On August 10, 2018, Denison announced that David Cates, Jack Lundin, Moo Hwan Seo, and Patricia Volker have been appointed to the Board of Directors of the Company. In connection with, and in order to facilitate, the appointment of the new Directors, the Company has accepted the resignation of Kwang-Hee Jeong and Lukas Lundin.

In addition to the changes in the members of the Company’s Board of Directors, Catherine J.G. Stefan, previously serving as the Company’s Lead Independent Director, has been appointed non-executive Chair of the Board of Directors.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer David Cates, President & Chief Executive Officer Phone: (416) 979-1991 Ext. 362
Item 9	Date of Report August 10, 2018.